June 7, 2006
Jennifer R. Hardy
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Morton Industrial Group, Inc.
Preliminary Transaction Statement on Schedule 13E-3 filed on April 26, 2006
Preliminary Proxy Statement on Schedule 14A filed on April 26, 2006
Annual Report on Form 10-K filed on March 31, 2006, and amended on Form 10-
     K/A filed on April 25, 2006
Current Report on Form 8-K filed on March 23, 2006, and amended on Form 8-
     K/A filed on March 29, 2006
Dear Ms. Hardy:
     On behalf of Morton Industrial Group, Inc. (the “Company”), we are delivering for filing pursuant to the Securities Exchange Act of 1934 (i) an Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, (ii) an Amendment No. 1 to the Preliminary Transaction Statement on Schedule 13E-3, (iii) an amendment to the Annual Report on Form 10-K for the year ended December 31, 2005, as subsequently amended, and (iv) an amendment to the Current Report on Form 8-K filed on March 23, 2006, as subsequently amended, all of which are identified above. For your convenience, we are also separately providing you with three copies of each of the documents identified in clauses (i) through (iv), marked to show all changes since the filing of each (or the amendment thereto) with the Securities and Exchange Commission (the “Commission”).
     The documents identified in the preceding paragraph contain the Company’s responses to the comments contained in the Staff’s letter to the Company dated May 25, 2006 relating to such documents. The comments of the Staff are set forth in their entirety in bold text below, and the responses to those comments are set forth in the plain text immediately following each comment.
Preliminary Proxy Statement

Jennifer R. Hardy
June 7, 2006
Page: 2
General
1.	If applicable, comments on the Schedule 14A are comments on the Schedule 13E-3, the Form 10-K, and other Exchange Act reports of Morton Industrial Group, Inc. or Morton and vice versa.

In addition to the revised Schedule 14A, we are filing amendments to the Schedule 13E-3, Annual Report on Form 10-K, as previously amended, and Current Report on form 8-K, as previously amended.

2.	Disclosure indicates that Mr. Fred W. Broling is the director constituting the special committee of the board of directors appointed to evaluate the merger and the merger agreement on behalf of unaffiliated shareholders. It appears that Mr. Broling is engaging in a Rule 13e-3 transaction and should jointly file and sign the Schedule 13E-3. See General Instruction C to Schedule 13E-3. Revise the 13E-3 and 14A to reflect that Mr. Broling is engaging in a Rule 13e-3 transaction. Alternatively, tell us why you are of the view that Mr. Broling is not engaging in a Rule 13e-3 transaction.

We respectfully submit that Mr. Broling is not engaging in a Rule 13e-3 transaction and therefore is not required to jointly file and sign the Schedule 13E-3. General Instruction C to Schedule 13E-3 provides that if a Schedule 13E-3 is filed by a corporation, “the information called for by [certain specified items] must be given with respect to ... each executive officer and director of the corporation ...” The information required to be disclosed with respect to Mr. Broling under General Instruction C in the Company’s Schedule 13E-3 is set forth under the following captions of the Proxy Statement on Schedule 14A (and incorporated by reference in the Schedule 13E-3):
•	“Summary Term Sheet,”

•	“Special Factors — Background of the Merger,”

•	“Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending the Merger,”

•	“Special Factors — Interests of Certain Persons in the Merger,”

•	“Information Concerning the Company,”

•	“Directors and Executive Officers of the Company,” and

Jennifer R. Hardy
June 7, 2006
Page: 3
•	“Security Ownership of Certain Beneficial Owners and Management.”
The Company’s inclusion in its Schedule 13E-3 of the information concerning Mr. Broling required by General Instruction C does not, of course, cause Mr. Broling to be “engaged” in the proposed Rule 13e-3 transaction. We believe that the determination as to whether Mr. Broling is engaged in the proposed Rule 13e-3 transaction involves consideration of Mr. Broling’s present and prospective interests in the Company and the surviving company following the transaction.

As discussed in Section II.C.4 of the Staff’s July 25, 2000 Current Issues and Rulemaking Projects Outline (the “Current Issues Outline”), Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a going-private transaction file a Schedule 13E-3. While we acknowledge and agree that Mr. Broling, by virtue of his role as a director of the Company, is an affiliate of an issuer that is going private, it is our conclusion based on the facts and circumstances that Mr. Broling is not “engaged” in such Rule 13e-3 transaction.

The transaction proposed by the Company is subject to Rule 13e-3 because it involves “a purchase of any equity security by the issuer of such security or by an affiliate of such issuer.” We interpret engagement in a Rule 13e-3 transaction to include only participants and affiliates who participate, directly or indirectly, in such purchase transaction or who otherwise would be in a position to “control” the surviving company. Mr. Broling was selected by the full board of directors of the Company to serve as the special committee precisely because of his independence and lack of involvement or economic interest in the proposed transaction. Mr. Broling does not own, or have the right to acquire, any interest in the purchaser and will not own, or have the right to acquire, any equity interest in the surviving company. In addition, Mr. Broling will not serve on the surviving company’s board of directors or serve as an officer of, or be employed by, the surviving company. Mr. Broling’s involvement in the transaction is limited to the sale of his shares in the Company on the same terms as the unaffiliated shareholders, and his role as a board member and the sole member of the special committee with the mandate of evaluating, with the assistance of financial and legal advisors, the procedural and substantive fairness of the transaction and providing a recommendation to the full board of directors. It is exactly this independence and lack of present and prospective affiliation with the surviving company and the other participants on the “buy side” of the transaction that enabled Mr. Broling — and only Mr. Broling — to represent the interests of the unaffiliated shareholders in connection with the proposed transaction.

Jennifer R. Hardy
June 7, 2006
Page: 4
We note that in the relevant portion of the Current Issues Outline, the Staff provided guidance on the appropriate analysis to undertake in determining whether an affiliate is engaged in a Rule 13e-3 transaction. There, the Staff indicated that an important aspect of the Staff’s analysis in such cases is whether the affiliate ultimately would hold a material amount of the surviving company’s capital stock, occupy seats on the board of directors of the surviving company, or otherwise be in a position to “control” the surviving company. We believe that applying such analysis and guidance to the present transaction leads to the conclusion that Mr. Broling is not engaging in a Rule 13e-3 transaction. As stated above, Mr. Broling will not own any equity interest of the surviving company and will not be an officer or employee of the surviving company. In addition, Mr. Broling will not continue as a director of the surviving company. Because Mr. Broling is not a member of the current management group maintaining an equity interest in the surviving company and will not have any role with the surviving company following the transaction, we believe Mr. Broling cannot be deemed to be “engaging” in the Rule 13e-3 transaction, and therefore is not an appropriate filing person for purposes of Schedule 13E-3.
Letter to Shareholders
3.	Please limit the letter to one page.
We have reduced the contents of the letter. We believe that when it is typeset for inclusion in the definitive proxy materials to be mailed to shareholders, the letter will fit on one page.
4.	In the first paragraph, revise the discussion of the technical use of merger subsidiaries and state clearly that MMC will acquire the company.

We have revised the discussion to make it clear that MMC Precision Holdings Corp. will acquire the Company.
Summary Term Sheet, page i
5.	You repeat information in the summary term sheet section and the questions and answers about the special meeting and the merger or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the- summary and Q&A as one section. For example,

Jennifer R. Hardy
June 7, 2006
Page: 5
discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

We have revised the summary and Q&A to eliminate duplication.

6.	Include a subsection in the summary term sheet section on projected financial information. We -note the disclosures on page 40 and elsewhere.

We have included disclosure about the projected financial information, which appears at page ix of the preliminary proxy statement.
Voting and Support Agreements, page iii
7.	Indicate the officer positions held with Morton by Messrs. David A. Nicholson and Rodney B. Harrison.

We have added the titles of Messrs. Harrison and Nicholson.
Financing, page iv
8.	File any loan agreement referred to in response to Item 1007(d) of Regulation M-A. See Item 1016(b) of Regulation M-A.

MMC Precision Holdings Corp., MMC Precision Merger Corp and their lenders are in the process of finalizing the senior and subordinated debt lending agreements, but no agreements exist to be filed at this time.
Interests of the Certain Persons in the Merger, page v
9.	For any interests of Morton’s directors and executive officers in the merger that are different from or in addition to those of other shareholders’ interests, not only describe but also quantify here all the interests for each person individually, including shares to be converted to cash in the merger, shares to be exchanged for shares of MMC Precision Merger Corp. or Acquisition, outstanding vested and unvested options, any outstanding warrants, cash payments under any employment, retention, and severance agreements, and options issuable concurrently with the merger under Acquisition’s stock option plan. Consider presenting this information in

Jennifer R. Hardy
June 7, 2006
Page: 6
bullet points or tabular format so that it is easier for stockholders to read and understand.

We have added the requested disclosure in tabular format, which appears at page vii of the preliminary proxy statement.

10.	In the fifth major bullet point statement on page vi, identify the two former non-employee directors who will receive cash in the merger for each share issuable to them under the non-employee directors’ compensation plan.

We have revised the disclosure to include the identities of the two former non-employee directors.
Material U.S. Federal Income Tax Consequences, page ix
11.	Delete the word “generally” in the second sentence because the word “generally” may imply that stockholders cannot rely on the disclosure. Delete also the words “In general” in the fourth Q&A on page xii and the word “GENERALLY” in the last paragraph on page 43 for the same reason.

We have deleted the specified references of “generally.”
Background of the Merger, page 1
12.	Identify any officer position held by Messrs. Morton, Mealy, and Broling.

We have identified the positions held by Mr. Morton. Neither Mr. Mealy nor Mr. Broling is or has been an officer of the Company.

13.	In the first full paragraph on page 3, identify Morton’s counsel and the director participating by telephone in the September 23, 2005 meeting.

We have revised the paragraph to add the name of the Company’s counsel and the identity of the director who participated by telephone.

14.	In the last paragraph on page 3, identify the other members of senior management whose entrance into long term employment agreements with the purchasers each proposal required.

Jennifer R. Hardy
June 7, 2006
Page: 7
We have identified all of the other managers for whom employment agreements were specified.

15.	Disclosure in the last paragraph on page 3 that Party C proposed a purchase price of $7.26 in inconsistent with disclosure on page 6 of exhibit (c)(2) to the Schedule 13E-3 that Party C proposed a purchase price of $7.29. Please reconcile the disclosures.

We have reconciled the numbers. The correct amount is $7.29.

16.	In the second full paragraph on page 4, identify all of the board of directors’ advisors that met telephonically on November 4, 2005.

We have identified Edgeview as a participating advisor. All advisors are now identified.

17.	In the third full paragraph on page 4, summarize the issues reflected in the comments of Brazos Private Equity Partners, LLC or Brazos that Morton’s board asked Morton’s counsel and the special committee to attempt to resolve.

We have added the requested information.

18.	In the sixth full paragraph on page 5, quantify the amount of the EBITDA Shortfall.

We have stated the dollar amount of the EBITDA Shortfall.

19.	In the ninth full paragraph on page 5, identify the three officers for whom employment agreements were negotiated during January 2006.

We have identified the three officers.

20.	In the ninth full paragraph on page 5, summarize the revised financial projections provided to Brazos as compared to the initial financial projections provided to Brazos. Alternatively, provide cross reference to the disclosures elsewhere in the proxy statement.

We have expanded the discussion of the projections.

Jennifer R. Hardy
June 7, 2006
Page: 8
Recommendation of the Special Committee and Board of Directors: Reasons for Recommending the Merger, page 6
21.	Under “9” at the top of page 9, specify what the low end of the valuation range indicated by the discounted cash flow analysis is.

We have added the requested low end of the valuation range.
Opinion of Financial Advisor, page 11
22.	Summarize any written or oral presentation by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. or Houlihan Lokey to Morton’s board of directors or the special committee. We note disclosure under “Background of the Merger” that Houlihan Lokey:
•	Previewed and distributed a draft of its presentation to the special committee on December 7, 2005.

•	Made a presentation and delivered its opinion to the special committee on the morning of March 22, 2006.

•	Made a presentation and delivered its opinion to the board of directors on the afternoon of March 22, 2006.
The Company respectfully submits that the Company has already included a detailed summary of the presentations Houlihan Lokey provided the special committee and board of directors under this section and elsewhere in the proxy statement.

23.	Expand the disclosure in this subsection to state that Houlihan Lokey consents, if true, to the use of its opinion and related disclosure in this proxy statement.

We have expanded the disclosure to note that Houlihan Lokey consents to the inclusion of its opinion and related disclosures in the proxy statement.
Structure and Steps of the Merger, page 20

Jennifer R. Hardy
June 7, 2006
Page: 9
24.	Add two columns to the table on page 21 to show the value of the shares to be:
•	Converted in the merger.

•	Contributed to Acquisition.
We have added the columns with the requested information.
Effects of the Merger, page 24
25.	Include the information required by instruction 3 to Item 1013 of Regulation M-A.

Please see the revised table at page 21 in “Special Factors — Structure and Steps of the Merger,” which includes each Continuing Investor’s pre- and post-transaction percentage interests but does not include such parties’ interest in the Company’s net book value or net income. As indicated elsewhere in the proxy statement, the parties value the Company on a going concern basis and do not view liquidation value or net book value as meaningful measures of value. In addition, the percentage interest of the parties’ ownership of the Company’s common stock before the merger and Acquisition’s common stock after the merger is meaningful in showing ownership shifts but is not particularly enhanced by showing the dollar value of interests in net income. Accordingly, the parties respectfully submit that the presentation of interests in a dollar amount of net book value and net income is not meaningful information and should not be included.
Primary Benefits and Detriments of the Merger, page 25
26.	Expand the fifth bullet point on page 26 to include all of Brazos’ fees. We note the disclosure on page 10 of exhibit (d)(3) to the Schedule 13E-3.

We have expanded the bullet point to add all the Brazos expenses and fees.
Interests of Company Executive Officers and Directors, page 28
27.	In the first bullet point on page 29 and in the fourth bullet point on page 30, state what the exercise price is. We note the disclosure on page 3 of exhibits

Jennifer R. Hardy
June 7, 2006
Page: 10
(d)(16), (d)(17), (d)(18), and (d)(19) to the Schedule 13E-3 that the exercise price is $1.00 per share.

We have added a statement of the exercise price per share.

28.	In the fifth major bullet statement on page 29, explain the meaning of the abbreviation “COBRA.”

We have added the full name of the Consolidated Omnibus Budget Reconciliation Act of 1986.
Messrs. Lindemann Geiger and Doolittle, page 30
29.	State the annual base salary of each individual under the new employment agreements. We note the disclosure on page 2 of exhibits (d)(17), (d)(18), and (d)(19) to the Schedule 13E-3 that each individual will receive the annual base salary of $170,000.

We have added the annual base salaries of the three individuals.

30.	Revise the fourth bullet point on page 30 to clarify that each officer will receive 200,000 time vest only options and 100,000 time vest and performance vest options. We note the disclosure on page 11 of exhibit (d)(3) to the Schedule 13E-3.

We have revised the bullet point to show the different vesting criteria.
Compensation of Special Committee, page 33
31.	Specify the dollar amount of the merger consideration that Mr. Broling will receive for 177,778 shares of class A common stock.

We have provided the dollar amount.
Litigation, page 38
32.	Specify the amount of monetary damages sought by the plaintiff.

Jennifer R. Hardy
June 7, 2006
Page: 11
We have revised the description of the litigation in its entirety to update it from April 26, 2006 to the date of this filing. Included in the revised description is a statement that the plaintiff seeks an unspecified amount of money damages.
Dissenters’ Rights of Shareholders, page 38
33.	Revise the first sentence to clarify that the summary includes the material provisions of dissenters’ rights under Georgia law.

We have revised the sentence to indicate that the summary includes the material provisions.
Projected Financial Information, page 40
34.	Provide us two copies of the financial projections provided to Brazos.

We are separately delivering to you two copies of the financial projections.

35.	Delete from the first full paragraph on page 41 the statement that “No one has made, or makes, any representation to any shareholder regarding the information contained in the financial projections.” You may explain what projections are, but you may not disclaim responsibility for them.

We have revised the paragraph to delete the sentence you identify.
Selected Financial Projections, page 41
36.	The data for 2006, 2007, 2008, and 2009 shown in the table differ from the data shown in exhibit A to exhibits (d)(16), (d)(17), (d)(18), and (d)(19) to the Schedule 13E-3. Please reconcile the disclosures.

The difference in the projections on page 43 of the preliminary proxy statement and those included in Exhibit A to exhibits (d)(16), (d)(17), (d)(18) and (d)(19) to the Schedule 13E-3 is attributable to the fact that the two sets of projections were prepared at different times under different circumstances. As noted therein, the preliminary proxy statement projections were prepared for and included in the investment memorandum provided to potential buyers of the Company. These projections contemplated the Company’s engaging in transactions to purchase capital equipment used in the business, rather than continue to lease such

Jennifer R. Hardy
June 7, 2006
Page: 12
equipment under operating agreements, a result of which would have been an increase in EBITDA due to the cessation of the lease payments. Ultimately, the Company determined that such a strategy would not be in its best long-term interests and declined to pursue it. As a result, the 2007 — 2009 EBITDA projections included in Exhibit A to exhibits (d)(16), (d)(17), (d)(18) and (d)(19) of the Schedule 13E-3, prepared after such decision was made and after the proxy statement projections were prepared and included in the investment memorandum, reflect the Company’s decision to operate under its preexisting lease agreements. This adjustment to the projected financial statement reflected in the proxy statement is described in footnote (4) to such projected financial statements.

The difference in the revenue numbers for 2006 results from the inclusion of steel surcharges in the projections in the proxy statement and the exclusion of those surcharges in the exhibits to the employment agreements. This adjustment to the projected financial statement reflected in the proxy statement is described in footnote (2) to such projected financial statements.
Incorporation by Reference, page 71
37.	Revise the second paragraph to indicate that amendments to the 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the special meeting. See General Instruction F to Schedule 13E-3.

We have revised the paragraph as requested.
Where You Can Find Additional Information, page 71
38.	Include the Commission’s filing number for filings by Morton under the Exchange Act.

We have added the Company’s file number.

39.	In the last paragraph on 72, include a telephone number that shareholders wishing to make an oral request may call.

We have added a telephone number.

Jennifer R. Hardy
June 7, 2006
Page: 13
Disclaimer, page 73
40.	Notwithstanding the disclaimer that representations and warranties in the merger agreement “may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement,” Morton is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

We have deleted the language quoted above.
Appendix B, page B-3
41.	We note the statement in the fourth paragraph that “This opinion ... is not intended to, and does not, confer any rights, or remedies upon any other person.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may relay on the opinion are inconsistent with disclosure relating to the opinion. Please revise.

Houlihan Lokey has removed the disclaimer and delivered a revised opinion that is included as Appendix B to the proxy statement.
Schedule 13E-3
General
42.	Please delete the language on page 3 that indicates none of the filing persons take responsibility for “the accuracy of any information not supplied” by other filing persons. The filing persons, as signatories to the Schedule 13E-3, all equally share responsibility for the accuracy of information contained in the filing. The filing persons cannot reallocate the risk associated with omissions in the Schedule 13E-3 by publicly making disclosure of that reallocation.

Based upon a review of other recent 13E-3 filings, it appears that this language is commonly used. See the 13E-3 filings for Insight Communications (filed 11/17/05, as amended 12/19/05) and Metals USA (filed 6/15/05, as first amended

Jennifer R. Hardy
June 7, 2006
Page: 14
8/5/05). We respectfully suggest that the language should be retained in this instance as well.

43.	Please delete the language on page 3 that the filing of the Schedule 13E-3 shall not be construed as an admission by any filing person that they are an affiliate of the issuer. This representation is inconsistent with the disclosures required by Schedule 13E-3.

We have made the requested deletion. Brazos Private Equity Partners, LLC has requested that we note, however, that it does not believe that it and its wholly owned, special purpose acquisition subsidiaries, MMC Precision Holdings Corp. and MMC Precision Merger Corp., are “affiliates” of the Company within the meaning of Rule 13e-3 promulgated under the Exchange Act. Brazos was selected by the Company as the preferred bidder after an extensive auction process conducted as described in the proxy statement, and negotiated its acquisition of the Company (effected through its acquisition subsidiaries) on an arms-length basis with the Company, its Board of Directors (including Messrs. Mealy and Morton), and the special committee. Throughout such process, neither Brazos nor any of its acquisition vehicles exercised, or had the ability or opportunity to exercise, control over any such persons. Nor did either of Messrs. Mealy or Morton exercise, or have the ability or opportunity to exercise, control over Brazos or any of its acquisition subsidiaries. Brazos and its acquisition subsidiaries jointly filed and signed the Schedule 13E-3 as a precautionary measure as a result of the uncertainties inherent in making determinations with regard to affiliate status under the United States federal securities laws.
Item 8. Fairness of the Transaction
44.	As you are aware, Item 1014(a) of Regulation M-A requires the fairness determination made by the filing persons to be directed to unaffiliated security holders of the issuer. Please be advised that officers and directors are viewed as being affiliates of the issuer.

See Current Issues and Rulemaking Outline publicly available on the Division of Corporation Finance section of the SEC’s website, www.sec.gov. The fairness determination, at present, has been directed to a class of persons other than unaffiliated security holders of the issuer in many cases, and, as a result, could still be directed at affiliated security holders due to the potential presence of officers and directors of the issuer within that group. Please

Jennifer R. Hardy
June 7, 2006
Page: 15
revise the disclosure upon which you rely to satisfy the filing persons’ Item 8 disclosure obligations and any other disclosures to be consistent with the requirements of Item 1014(a), or advise.

We have revised the disclosure. See page 10 of the preliminary proxy statement.

45.	The disclosure on page 10 of the proxy statement does not fully satisfy the Morton disclosure obligations under Item 8 of Schedule 13E-3 or corresponding Item 1014 of Regulation M-A. Please note that the Special Committee is not a filing party, and the Morton must produce an express statement as to the substantive and procedural fairness of the transaction to unaffiliated security holders. In addition, Morton must disclose the reasons and analyses upon which it based those fairness determinations or expressly adopt the reasons and analyses of another party. In disclosing those reasons, the factors contained in Instruction 2 to Item 1014 of Regulation M-A should be addressed. At present, only liquidation value appears to have been properly addressed. Please revise.

We have revised the statements in the proxy statement and clarified the factors the board considered and did not consider. Specifically, see the changes and existing text on pages 10 and 11 where the Company addresses going concern value, liquidation value, net book value, and the price of certain prior purchases of shares. The board also adopts the analysis of the special committee, which addresses the analysis and opinion of Houlihan Lokey, which is the only such report or opinion the Company or board received in the prior two years. Similarly, the only offers or expressions of interest with respect to any merger, sale, or similar transaction in the prior two years are those generated by Edgeview’s process, which is referred to in point 3 on page 10 and is more fully described elsewhere in the preliminary proxy statement.
Form 10-K and Form 10-K/A
Controls and Procedures, page 46
46.	We note the statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Revise to state clearly, if true, that Morton’s disclosure controls and procedures are designed to provide

Jennifer R. Hardy
June 7, 2006
Page: 16
reasonable assurance of achieving their objectives and that Morton’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Morton’s disclosure controls and procedures. See section II.F.4. of Release No. 34-47986 that is available on he Commission’s website.

We have revised the sentence as well as the preceding paragraph to reflect the reasonable assurance standard.
Report on Executive Compensation by Representatives of the Compensation and Stock Option Committees, page 51
47.	Item 402(k)(3) of Regulation S-K stipulates that the required disclosure must be made over the name of each member of the compensation committee. Please revise.

We have amended the filing to indicate the names.
Report of the Audit Committee of the Board of Directors, page 59
48.	Item 306(b) of Regulation S-K stipulates that the name of each member of the audit committee must appear below the required disclosure. Please revise.

We have amended the filing to indicate the names.
Exhibits 31.1 and 31.2
49.	We note that Morton’s officers included their titles in the first sentence of the certifications. Please confirm to us that Morton’s officers signed the certifications in their personal capacity. See Item 601(b)(31) of Regulation S-K.

The Company’s officers signed in their personal capacities. We have revised the first sentence to delete the reference to titles.
Signatures, page 52

Jennifer R. Hardy
June 7, 2006
Page: 17
50.	Morton’s principal accounting officer or controller also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form 10-K. Please revise.

We have amended the filing to clarify the offices of the signers.
Form 8-K dated March 22, 2006 and filed March 23, 2006
Exhibit 99.1
51.	File a list to identify briefly the contents of all omitted exhibits or similar supplements to the merger agreement. See Item 601(b)(2) of Regulation S-K. We note that exhibits A and B are omitted.
     We have amended the filing to list and identify the contents of the two exhibits.
     Finally, please note that, in addition to responding to the comments of the Staff, we have updated the Preliminary Proxy Statement on Schedule 14A and the Preliminary Transaction Statement on Schedule 13E-3 as necessary to reflect developments and changes since such documents were originally filed on April 26, 2006.
     This letter also acts as an acknowledgment on behalf of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings being filed and delivered, (ii) the Company’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings, and (iii) the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States federal securities laws.

Very truly yours, /s/ James V. Stepleton
Husch & Eppenberger, LLC 190 Carondelet Plaza, Suite 600 St. Louis, Missouri 63105 314-480-1725

cc:	Edward M. Kelly, Esq. Rodney B. Harrison